FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER 17TH, 2015

1.         DATE, TIME AND PLACE: On December 17th, 2015, at 12:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Strasser; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to paragraphs first and second of article 15 of the Company’s By-Laws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. All the members of the Company’s Board of Directors attended the meeting, namely, Messrs. Jean-Charles Henri Naouri, represented by power of attorney by Mr. Arnaud Strasser, Arnaud Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Filipe da Silva Nogueira, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Roberto Oliveira de Lima and Yves Desjacques.

4.         AGENDA: (i) Analysis and deliberation about the proposal of issuance of shares under the terms of the Company’ stock option plan and the respective capital increase; and (ii) Analysis and deliberation about the transactions with related parties, under the terms of the Policy for Transactions with Related Parties, namely: (A) Services Agreement to be entered into between Casino Guichard-Perrachon SA (“Casino”) and CBD related to the services provision of intermediation for the execution of insurance agreements to be held by Casino to CBD; (B) Reimbursement Agreement to be entered into between Libertad S.A. (“Libertad”) and CBD referred to the reimbursement by CBD to Libertad of the expenses of Libertad related to the expatriates transferred to CBD;  (C) Obligation Assumption Term to be entered into between Via Varejo S.A. and CBD to establish the terms related to the transferring of employees between the companies; (D) Memorandum of Understandings to be entered into between Greenyellow do Brasil Energia e Serviços Ltda. (“Greenyellow”) and CBD to establish the terms and conditions in which Greenyellow will input the photovoltaic  system in specific establishments  of CBD.

5.         DELIBERAÇÃO: As the meeting was commenced, the Board of Directors’ Members examined the items comprised in the Agenda and deliberated, unanimously and without reservations, the following resolutions:

5.1.      Analysis and deliberation about the proposal of issuance of shares under the terms of the Company’ stock option plan and the respective capital increase: Messrs. Members of the Board of Directors discussed the Company´s Stock Option Plans which were approved at the Shareholders´ Meetings held on 20 December 2006, on 9 May 2014 and, as further modified, on 24 April 2015 (jointly, the “Plans”), and decided the following:

5.1.1.   As a consequence of the exercise of A6 Silver and Gold, B1 and B2 Series of the Plans, approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as set forth in Section 6 of the by-laws, the capital increase of the Company in the amount of R$ 39,901.98 (thirty-nine thousand nine hundred and one Reais and ninety-eight cents), pursuant to the issuance of 1,934 (one thousand, nine hundred and thirty-four) preferred shares, being:

(i)                  632 (six hundred and thirty-two) preferred shares, at the issuance price of R$ 0.01 (one cent) per share, fixed in accordance with the Plans, in the total amount of R$6.32 (six Reais and thirty-two cents), in connection with the exercise of A6 Gold Series;

(ii)                622 (six hundred and twenty-two) preferred shares, at the issuance price of R$ 64.13 (sixty four Reais and thirteen cents) per share, fixed in accordance with the Plans, in the total amount of R$ 39,888.86 (thirty-nine thousand eight hundred eighty-eight Reais and eighty six cents) in connection with the exercise of A6 Silver Series;

(iii)              357 (three hundred fifty-seven) preferred shares, at the issuance price of R$ 0.01 (one cent) per share, fixed in accordance with the Plans, in the total amount of R$ 3.57 (three Reais and fifty-seven cents), in connection with the exercise of B1 Series; and

(iv)              323 (three hundred and twenty three) preferred shares, at the issuance price of R$ 0.01 (one cent) per share, determined in accordance with the Plans, in the total amount of R$ 3.23 (three Reais and twenty-three cents), in connection with the exercise of B2 Series.

According to the Company’s by-laws, the preferred shares issued herein shall have the same characteristics and conditions and shall be entitled to the same rights and benefits as the existing preferred shares as of the date hereof.

5.1.2.   Consequently, the Company’s share capital shall be from R$ 6,806,089,454.81 (six billion, eight hundred and six million, eighty-nine thousand, four hundred and fifty four Reais and eighty-one cents) to R$ 6,806,129,356.79 (six billion, eight hundred and six million, one hundred twenty nine thousand, three hundred fifty-six Reais and seventy- nine cents) divided into 265,701,713 (two hundred sixty-five million, seven hundred and one thousand, seven hundred and thirteen) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousands, eight hundred fifty-one) are common shares and 166,021,862 (one hundred sixty-six million, twenty-one thousand, eight hundred sixty-two) are preferred shares. After the deliberation, the Chairman of the Board of Directors thanked the presentation made and moved on to the next item of the Agenda;

5.2.      Analysis and deliberation about the transactions with related parties, under the terms of the Policy for Transactions with Related Parties, namely: (A) Services Agreement to be entered into between Casino Guichard-Perrachon SA (“Casino”) and CBD related to the services provision of intermediation for the execution of insurance agreements to be held by Casino to CBD; (B) Reimbursement Agreement to be entered into between Libertad S.A. (“Libertad”) and CBD referred to the reimbursement by CBD to Libertad of the expenses of Libertad related to the expatriates transferred to CBD;  (C) Obligation Assumption Term to be entered into between Via Varejo S.A. and CBD to establish the terms related to the transferring of employees between the companies; (D) Memorandum of Understandings to be entered into between Greenyellow do Brasil Energia e Serviços Ltda. (“Greenyellow”) and CBD to establish the terms and conditions in which Greenyellow will input the photovoltaic  system in specific establishments  of CBD: Mr. Marcelo Acerbi made a presentation and considering the favorable recommendation of the Audit Committee, Messrs. Members of the Board of Directors decided to approve the transactions with Related Parties mentioned above, requesting that the Company’s management proceed to the conclusion of such agreements. After the deliberation, the Chairman of the Board of Directors thanked the presentation made.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, December 17th, 2015. Signatures: Chairman: Mr. Arnaud Strasser; Secretary:  Mrs. Ana Paula Tarossi Silva. Attending Members of the Board of Directors: Messrs. Jean-Charles Henri Naouri, represented by power of attorney by Mr. Arnaud Strasser, Arnaud Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Filipe da Silva Nogueira, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Roberto Oliveira de Lima and Yves Desjacques.

I certify, for due purposes, that this is an extract of the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Ana Paula Tarossi Silva

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 17, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.